FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

April 27, 2011
_____

THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone
number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; the effect of laws and regulations governing government contracts; and the effect of competing with certain of our customers and suppliers. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02   Results of Operations and Financial Condition

On April 27, 2011, the Registrant announced its financial results for the fiscal quarter ended April 2, 2011. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished", and not "filed":

99.1   Press Release dated April 27, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 27th day of April, 2011.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra

Peter E. Hornstra
Vice President and Chief Accounting Officer

FOR IMMEDIATE RELEASE

Media Contact Information:	Investor Contact Information:
Ron O'Brien	Ken Apicerno
Phone: 781-622-1242	Phone: 781-622-1294
E-mail: ron.obrien@thermofisher.com	E-mail: ken.apicerno@thermofisher.com
Website: www.thermofisher.com	

Thermo Fisher Scientific Reports First Quarter 2011 Results

Achieves Record First Quarter Revenue and EPS Performance

WALTHAM, Mass. (April 27, 2011) – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, today reported its financial results for the first quarter ended April 2, 2011.

First Quarter 2011 Highlights

- Adjusted earnings per share (EPS) grew 12% to a record $0.92.

- Revenues grew 4% to a record $2.72 billion.

- Adjusted operating margin increased 30 basis points to 17.6%.

- Launched new innovative software and instrumentation at Pittcon to broaden life sciences, environmental and safety applications.

- Accelerated investment in emerging markets with plans to build new manufacturing facility in China to serve local life sciences customers.

- Spent $538 million to buy back 9.6 million shares. Authorized additional $750 million share repurchase program, with $700 million remaining at quarter end.

- Sold two laboratory-testing services businesses – Athena Diagnostics and Lancaster Laboratories – just after quarter end, resulting in total proceeds of $940 million.

Adjusted EPS, adjusted operating income, adjusted operating margin and free cash flow are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures." As previously announced, results for the Athena Diagnostics and Lancaster Laboratories businesses are reported as discontinued operations for all periods presented and have been removed from the 2011 guidance.

"We are off to a good start to the year, with solid first quarter performance," said Marc N. Casper, president and chief executive officer of Thermo Fisher Scientific. "We achieved record EPS and

delivered 30 basis points of adjusted operating margin expansion on top of our exceptional first quarter results a year ago. This puts us in an excellent position to meet our growth goals for 2011.

"Our ability to consistently deliver strong EPS growth is based on our focus on innovation, emerging markets and PPI (Practical Process Improvement). It was a great quarter in terms of the depth of new products we showcased at Pittcon, from mass spectrometry-based workflows for drug screening, to high-performance spectroscopy instruments for chemical analysis, to portable analyzers for applications in the field. We continued to expand our presence in Asia-Pacific markets, and announced plans to open another new facility in China next year, where we will produce laboratory consumables for local life sciences customers. Our continuous efforts to increase productivity through our PPI and PPI-Lean programs drove our margin expansion. Finally, in the quarter we deployed $538 million of capital to buy back our stock and authorized an additional $750 million share repurchase program."

For the first quarter of 2011, adjusted EPS grew 12% to a record $0.92, versus $0.82 in the first quarter of 2010. Revenues for the first quarter of 2011 increased 4% to $2.72 billion, compared with $2.63 billion in the first quarter a year ago. Acquisitions increased revenues by 2%, and the favorable effect of currency translation increased revenues by 1%. Adjusted operating income for the first quarter of 2011 increased 5% compared with the year-ago period, and adjusted operating margin expanded 30 basis points to 17.6%, compared with 17.3% in the first quarter of 2010. GAAP diluted EPS for the first quarter of 2011 was $0.64, versus $0.56 in the same quarter last year. GAAP operating income for the first quarter of 2011 was $321.5 million, compared with $284.6 million in the first quarter of 2010, and GAAP operating margin was 11.8%, compared with 10.8% in the first quarter of 2010.

Annual Guidance for 2011

Thermo Fisher announced that it is raising its adjusted EPS and revenue guidance for the full year 2011. The company is raising its adjusted EPS guidance by $.05 to a new range of $4.05 to $4.15 for 2011, which would result in 17% to 20% EPS growth over 2010. The company is raising the midpoint of its 2011 revenue guidance by $180 million to a new range of $11.52 billion to $11.62 billion, for 9% to 10% revenue growth over 2010. This guidance includes the benefit of the Dionex acquisition, which is expected to close in mid-May, and does not include any other future acquisitions or divestitures.

The 2011 guidance is based on current foreign exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

Management uses adjusted operating results to monitor and evaluate performance of the company's business segments.

Analytical Technologies Segment

In the first quarter of 2011, Analytical Technologies Segment revenues increased 9% to $1.18 billion, compared with revenues of $1.08 billion in the first quarter of 2010. Segment adjusted operating income increased 11% in the first quarter of 2011, and adjusted operating margin increased to 21.0%, versus 20.6% in the 2010 quarter.

Laboratory Products and Services Segment

In the first quarter of 2011, Laboratory Products and Services Segment revenues increased 1% to $1.69 billion, compared with revenues of $1.67 billion in the first quarter of 2010. Segment adjusted operating income was flat in the first quarter of 2011, and adjusted operating margin decreased to 13.7%, versus 13.9% in the 2010 quarter.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use a non-GAAP measure, free cash flow, which excludes operating cash flows from discontinued operations and deducts net capital expenditures. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and significant transaction costs. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for 2011 excludes approximately $0.93 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the end of the first quarter of 2011. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events (such as the one-time effect on deferred tax balances of enacted changes in tax rates), which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business or real estate, gains or losses on significant litigation-related matters, gains on curtailments of pension plans, the early retirement of debt and discontinued operations.

We also report free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities.

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo Fisher's results of operations and cash flows included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Fisher Scientific will hold its earnings conference call today, April 27, at 8:30 a.m. Eastern time. To listen, dial (866) 804-6922 within the U.S. or (857) 350-1668 outside the U.S., and use conference ID 27442368. You may also listen to the call live on our Website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our Website under "Financial Results." An audio archive of the call will be available under "Webcasts and Presentations" through Friday, May 20, 2011.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenues of nearly $11 billion, we have approximately 37,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through two premier brands, Thermo Scientific and Fisher Scientific, which offer a unique combination of continuous technology development and the most convenient purchasing options. Our products and services help accelerate the pace of scientific discovery, and solve analytical challenges ranging from complex research to routine testing to field applications. Visit www.thermofisher.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the company's Annual Report on Form 10-K for the year ended December 31, 2010, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and

uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; the effect of healthcare reform legislation; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to our anticipated acquisition of Dionex (the "transaction") may not materialize as expected; the transaction not being timely completed, if completed at all; and prior to the completion of the transaction, Dionex's business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

###

Consolidated Statement of Income (unaudited) (a)(b)

(In millions except per share amounts)	April 2, 2011	% of Revenues	April 3, 2010	% of Revenues
		Three Months Ended		
Revenues	$ 2,721.4		$ 2,626.9	
Costs and Operating Expenses:				
Cost of revenues (c)	1,567.7	57.6%	1,528.1	58.2%
Selling, general and administrative expenses (d)	606.7	22.3%	584.0	22.2%
Amortization of acquisition-related intangible assets	135.4	5.0%	146.7	5.6%
Research and development expenses	74.8	2.7%	66.1	2.5%
Restructuring and other costs, net (e)	15.3	0.6%	17.4	0.7%
	2,399.9	88.2%	2,342.3	89.2%
Operating Income	321.5	11.8%	284.6	10.8%
Interest Income	5.0		2.4	
Interest Expense	(27.8)		(22.3)	
Other Income (Expense), Net (f)	0.3		(5.0)	
Income Before Income Taxes	299.0		259.7	
Provision for Income Taxes (g)	(51.8)		(35.1)	
Income from Continuing Operations	247.2		224.6	
Income from Discontinued Operations	5.5		5.2	
Gain (Loss) on Disposal of Discontinued Operations	(0.5)		2.5	
Net Income	$ 252.2	9.3%	$ 232.3	8.8%
Earnings per Share from Continuing Operations				
Basic	$ .64		$ .55	
Diluted	$ .63		$ .54	
Earnings per Share:				
Basic	$ .65		$ .57	
Diluted	$ .64		$ .56	
Weighted Average Shares:				
Basic	388.6		409.6	
Diluted	394.6		418.2	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

	April 2, 2011	% of Revenues	April 3, 2010	% of Revenues
GAAP Operating Income (a)	$ 321.5	11.8%	$ 284.6	10.8%
Cost of Revenues Charges (c)	2.9	0.1%	5.1	0.2%
Selling, General and Administrative Costs, Net (d)	3.1	0.1%	1.1	0.0%
Restructuring and Other Costs, Net (e)	15.3	0.6%	17.4	0.7%
Amortization of Acquisition-related Intangible Assets	135.4	5.0%	146.7	5.6%
Adjusted Operating Income (b)	$ 478.2	17.6%	$ 454.9	17.3%

Reconciliation of Adjusted Net Income

	April 2, 2011	% of Revenues	April 3, 2010	% of Revenues
GAAP Net Income (a)	$ 252.2	9.3%	$ 232.3	8.8%
Cost of Revenues Charges (c)	2.9	0.1%	5.1	0.2%
Selling, General and Administrative Costs, Net (d)	3.1	0.1%	1.1	0.0%
Restructuring and Other Costs, Net (e)	15.3	0.6%	17.4	0.7%
Amortization of Acquisition-related Intangible Assets	135.4	5.0%	146.7	5.6%
Restructuring and Other Costs, Net – Equity Investments	0.1	0.0%	0.9	0.1%
Amortization of Acquisition-related Intangible Assets – Equity Investments	0.7	0.0%	0.7	0.0%
Other Income, Net (f)	-	0.0%	0.7	0.0%
Provision for Income Taxes (g)	(41.8)	-1.6%	(55.8)	-2.1%
Discontinued Operations, Net of Tax	(5.0)	-0.2%	(7.7)	-0.3%
Adjusted Net Income (b)	$ 362.9	13.3%	$ 341.4	13.0%

Reconciliation of Adjusted Earnings per Share

	April 2, 2011	April 3, 2010
GAAP EPS (a)	$ 0.64	$ 0.56
Cost of Revenues Charges, Net of Tax (c)	-	0.01
Selling, General and Administrative Costs, Net of Tax (d)	-	-
Restructuring and Other Costs, Net of Tax (e)	0.03	0.03
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.24	0.24
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-	-
Other Income, Net of Tax (f)	-	-
Provision for Income Taxes (g)	0.02	-
Discontinued Operations, Net of Tax	(0.01)	(0.02)
Adjusted EPS (b)	$ 0.92	$ 0.82

Reconciliation of Free Cash Flow

	April 2, 2011	April 3, 2010
GAAP Net Cash Provided by Operating Activities (a)	$ 338.6	$ 343.1
Net Cash Provided by Discontinued Operations	(12.7)	(7.5)
Purchases of Property, Plant and Equipment	(63.7)	(49.1)
Proceeds from Sale of Property, Plant and Equipment	0.9	1.0
Free Cash Flow	$ 263.1	$ 287.5

Segment Data

(In millions except percentage amounts)	Three Months Ended				
	April 2, 2011	% of Revenues		April 3, 2010	% of Revenues
Revenues					
Analytical Technologies	$ 1,177.7	43.3%	$	1,083.4	41.2%
Laboratory Products and Services	1,685.3	61.9%		1,670.6	63.6%
Eliminations	(141.6)	-5.2%		(127.1)	-4.8%
Consolidated Revenues	$ 2,721.4	100.0%	$	2,626.9	100.0%
Operating Income and Operating Margin					
Analytical Technologies	$ 247.6	21.0%	$	223.3	20.6%
Laboratory Products and Services	230.6	13.7%		231.6	13.9%
Subtotal Reportable Segments	478.2	17.6%		454.9	17.3%
Cost of Revenues Charges (c)	(2.9)	-0.1%		(5.1)	-0.2%
Selling, General and Administrative Costs (Income), Net (d)	(3.1)	-0.1%		(1.1)	0.0%
Restructuring and Other Costs, Net (e)	(15.3)	-0.6%		(17.4)	-0.7%
Amortization of Acquisition-related Intangible Assets	(135.4)	-5.0%		(146.7)	-5.6%
GAAP Operating Income (a)	$ 321.5	11.8%	$	284.6	10.8%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP). Results in all periods have been adjusted to present the results of the Athena Diagnostics and Lancaster Laboratories businesses sold on April 4, 2011 as discontinued operations.

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items (see note (g) for details); and results of discontinued operations.

(c) Reported results in 2011 and 2010 include $2.0 and $3.6, respectively, of charges for the sale of inventories revalued at the date of acquisition. Reported results in 2011 and 2010 include $0.9 and $1.5, respectively, of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations.

(d) Reported results in 2011 include transaction costs, net, related to the acquisition of Dionex. Reported results in 2010 include transaction costs, net, related to the acquisition of Finnzymes.

(e) Reported results in 2011 and 2010 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations and, in 2010, a $6.0 loss on a patent infringement claim that arose at a business unit prior to its acquisition by the company.

(f) Reported results in 2010 include losses on early extinguishment of debt.

(g) Reported provision for income taxes includes i) $48.7 and $53.9 of incremental tax benefit in 2011 and 2010, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; ii) in 2011, $6.9 of incremental tax provision from adjusting the company's deferred tax balances as a result of tax rate changes ; and iii) in 2010, $1.9, net, of incremental tax benefit from resolution of tax audits.

Notes:

Consolidated depreciation expense in 2011 and 2010 is $48.9 and $46.9, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $21.6 and $18.8 in 2011 and 2010, respectively.

Condensed Consolidated Balance Sheet (unaudited)

(In millions)		April 2, 2011		December 31, 2010
Assets				
Current Assets:				
Cash and cash equivalents	$	2,788.7	$	917.1
Short-term investments		5.2		8.9
Accounts receivable, net		1,565.5		1,473.8
Inventories		1,264.0		1,172.9
Other current assets		565.9		562.3
Total current assets		6,189.3		4,135.0
Property, Plant and Equipment, Net		1,389.0		1,360.2
Acquisition-related Intangible Assets		5,857.0		5,913.7
Other Assets		957.3		944.8
Goodwill		9,038.0		8,995.7
Total Assets	$	23,430.6	$	21,349.4
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations (a)	$	2,499.4	$	105.8
Other current liabilities		1,646.6		1,604.0
Total current liabilities		4,146.0		1,709.8
Other Long-term Liabilities		2,229.1		2,247.3
Long-term Obligations		1,800.8		2,031.3
Total Shareholders' Equity		15,254.7		15,361.0
Total Liabilities and Shareholders' Equity	$	23,430.6	$	21,349.4

(a) Debt of $2.2 billion that was issued in connection with the pending acquisition of Dionex is subject to repayment if the acquisition is not consummated prior to September 30, 2011. Accordingly, the debt has been classified as a current liability pending completion of the acquisition.

Condensed Consolidated Statement of Cash Flows (unaudited)

(In millions)	Three Months Ended	
	April 2, 2011	April 3, 2010
Operating Activities		
Net income	$ 252.2	$ 232.3
Income from discontinued operations	(5.5)	(5.2)
Loss (gain) on disposal of discontinued operations	0.5	(2.5)
Income from continuing operations	247.2	224.6
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:		
Depreciation and amortization	184.3	193.6
Change in deferred income taxes	(43.0)	(44.6)
Other non-cash expenses, net	27.2	34.2
Changes in assets and liabilities, excluding the effects of acquisitions and dispositions	(89.8)	(72.2)
Net cash provided by continuing operations	325.9	335.6
Net cash provided by discontinued operations	12.7	7.5
Net cash provided by operating activities	338.6	343.1
Investing Activities		
Acquisitions, net of cash acquired	(23.7)	(229.1)
Purchases of property, plant and equipment	(63.7)	(49.1)
Proceeds from sale of property, plant and equipment	0.9	1.0
Other investing activities, net	(0.4)	0.8
Net cash used in continuing operations	(86.9)	(276.4)
Net cash used in discontinued operations	(2.0)	(1.5)
Net cash used in investing activities	(88.9)	(277.9)
Financing Activities		
Net proceeds from issuance of debt	2,176.4	-
Settlement of convertible debt	(35.2)	(206.9)
Redemption and repayment of long-term obligations	(0.3)	(2.5)
Purchases of company common stock	(537.5)	-
Net proceeds from issuance of company common stock	44.5	26.8
Tax benefits from stock-based compensation awards	6.4	4.8
Decrease in short-term notes payable	(2.8)	(0.3)
Net cash provided by (used in) financing activities	1,651.5	(178.1)
Exchange Rate Effect on Cash	(29.6)	(19.5)
Increase (Decrease) in Cash and Cash Equivalents	1,871.6	(132.4)
Cash and Cash Equivalents at Beginning of Period	917.1	1,564.1
Cash and Cash Equivalents at End of Period	$ 2,788.7	$ 1,431.7
Free Cash Flow (a)	$ 263.1	$ 287.5

(a) Free cash flow is net cash provided by operating activities of continuing operations less net purchases of property, plant and equipment.